SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated December 9, 2003.

Benetton Group SpA's press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: December 9, 2003

BENETTON GROUP PRESENTS 2004-2007 GUIDELINES

Casual revenues forecast up 25%, EBIT +40% in the four year period

Milan, December 9 2003. Benetton Group today presented the 2004-2007 guidelines during a meeting with the financial community, in which the key elements characterising the development of the company over the next four years were presented.

It was highlighted how Benetton intends to leverage the strong global recognition of its brands, in particular United Colors of Benetton and Sisley, emphasising the quality of its products, while not taking part in a sterile price war. Benetton confirmed the fundamental characteristics of its business model, based on a capillary distribution network with strong entrepreneurial partners, on a targeted use of directly managed stores and on strong and consolidated industrial and manufacturing know-how.

The forecast scenario of the period envisages revenues for year-end 2003 at 1,845 million euro, a preliminary budget for 2004 at 1,800 million euro and a revenue target in 2007 of 2,187 million euro, with overall growth for the period 2003-2007 of 18.5%. Net of the effect of the sports equipment brands (disposed of in the first half 2003 and affecting the 2003 financial year), growth of revenues 2003-2007 is forecast at 25%. The increase in casual revenues in the four year period will be determined, in particular, by the development of the commercial network, by the increase in sales per square metre and by the mix of products and brands (including the accessories and licences).

Gross profit in 2003 is forecast at 809 million euro (equal to 43.8% of revenues), at 775 million euro in 2004 (43.1% of revenues) and the objective for 2007 is 991 million euro (45.3%), with an increase for the period 2003-2007 equal to 22.5%. The gross margin for the period is influenced principally by the significant reductions in industrial costs, in part linked to the process of delocalisation of manufacturing activities in Europe.

EBIT is expected to reach 231 million euro at the end of 2003 (12.5% of revenues), at 223 million euro at year-end 2004 (12.4%) with 2007 objective of 324 million euro (14.8%). The growth in EBIT forecast for the period 2003-2007 is over 40%. The increase in EBIT demonstrates the strong capacity to generate value of the Benetton business model which, in the face of a realistic increase in revenues, sustainable in the long-term, is capable of generating a strong multiplying effect on margins.

Overall investments in the period 2003-2007 are expected to reach 430 million euro. Approximately half the total investments will be dedicated to the commercial network (refurbishment of stores and new openings); over 90 million euro will be invested in the industrial and logistics sector and over 50 million euro in IT.

A notable decrease in net debt is forecast: year-end 2003 forecast is 475 million euro, falling to 164 million at year-end 2007; free cash flow from operations, which at year-end 2003 is forecast at 116 million euro, is expected to almost double by year-end 2007, to 219 million euro.

For further information: tel:+39-0422-519036

www.benetton.it/press

www.benetton.com/investors